Exhibit 99.4

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., March 20, 2003 - Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of $.0625 cents per share for the first quarter of 2003. The dividend will be payable on April 15, 2003 to shareholders of record on April 1, 2003. The aggregate amount of the dividend is expected to be approximately $1,700,000. The amount of the quarterly dividend is based on an indicated annualized dividend rate of 25 cents per share.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. It is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 240 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.